UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42407

Wing Yip Food Holdings Group Limited

No.9, Guanxian North Rd

Huangpu Town, Zhongshan City

Guangdong, China 528429

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Share Consolidation

On March 30, 2026, the board of directors (the “Board”) of Wing Yip Food Holdings Group Limited (the “Company”) approved a share consolidation of the Company’s ordinary shares at a ratio of 4-to-1 (the “Share Consolidation”).

The Share Consolidation is expected to become effective on May 8, 2026, subject to the approval of the Company’s shareholders at the general meeting of shareholders to be held on April 22, 2026, and The Nasdaq Stock Market LLC. Upon the Share Consolidation becoming effective, every four (4) existing ordinary shares of the Company will be combined into one (1) ordinary share.

EXHIBIT INDEX

Exhibit No	Description
99.1	Announcement in respect of Share Consolidation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WING YIP FOOD HOLDINGS GROUP LIMITED

By:	/s/ Xiantao Wang
Xiantao Wang
Director and Chairman of the Board

Date: April 1, 2026

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